Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 www.gibsondunn.com James J. Moloney Direct: +1 949.451.4343 Fax: +1 949.475.4756 JMoloney@gibsondunn.com

VIA ELECTRONIC MAIL AND EDGAR FILING

Ms. Christina Chalk and Mr. Blake Grady

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

April 24, 2023

Re:	Jounce Therapeutics, Inc.

Schedule TO-T filed on April 5, 2023

File No. 005-89831

Dear Ms. Chalk and Mr. Grady:

On behalf of Concentra Biosciences, LLC (the “Parent”) and Concentra Merger Sub, Inc. (“Purchaser”, and along with Tang Capital Management, LLC (“TCM”) and Tang Capital Partners, LP (“TCP”), the “Co-Offerors”), please find our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2023 (“Letter #2”), with respect to Parent’s and Purchaser’s Schedule TO-T filed on April 5, 2023 (the “Schedule TO”), the Offer to Purchase, dated April 5, 2023 (the “Offer to Purchase” ) regarding the Co-Offerors offer to purchase all of the outstanding shares of Jounce Therapeutics, Inc. (“Jounce”). Concurrently with the submission of this response letter, the Co-Offerors are filing Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”), including an Amended and Restated Offer To Purchase, dated April 24, 2023 (the “Amended OTP”), and a Tender Offer Supplement (the “Supplement”, and together with the Amended Schedule TO and Amended OTP, the “Amended Tender Offer Materials”), each of which are filed as exhibits to the Amended Schedule TO. The Amended Tender Offer Materials reflect the Co-Offerors’ responses to the Staff’s comments in this Letter, as well as the Staff’s earlier letter, dated April 14, 2023 (“Letter #1”, and together with Letter #2, the “SEC Letters”). In light of the Expiration Date for the Offer being May 3, 2023, the Supplement is being disseminated to Jounce stockholders concurrently with the filing of the Amended Schedule TO.

For your convenience, we have restated below in bold each comment from Letter #2 and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Amended Schedule TO or Amended OTP, as the case may be, and all capitalized terms used but not defined herein have the same meaning as in the Amended Tender Offer Materials.

Correspondence, page 2

1.

We note your proposed disclosure in the appendix to your response letter that in calculating part of the potential payment under the CVRs, the Maximum Difference is $12.6 million. However, we believe calculating in accordance with the disclosure on page 6 of the Offer to Purchase, a reasonable investor would calculate the Maximum Difference as $110 million. Please revise the proposed disclosure to explain more clearly how this calculation will be made. Consider providing an example for clarity.

Response: The Co-Offerors acknowledge the Staff’s comment, and respectfully submit that the language describing the calculation of the Maximum Difference with respect to CVR Proceeds resulting from lease savings (the “Lease CVR Payments”), and more generally how the Lease CVR Payments are paid out under this provision, is accurate and correct. For the benefit of the Staff, the Lease CVR Payments under this provision are calculated as the difference between two independently calculated differences (represented by clauses (a) and (b) in the referenced disclosure). Algebraically, the formula is calculated as follows:

Lease CVR Payments = A (lease savings) – B (Company Net Working Capital shortfall),

where A = (W-X) and B = (Y-Z), where:

•	W= current remaining lease related obligations (fixed at $12,600,000);

•	X = revised remaining lease related obligations (to be calculated shortly after Closing);

•	Y = projected Company Net Working Capital (fixed at $110,000,000); and

•	Z = actual Company Net Working Capital, if less than $110,000,000 (not taking into account any lease savings).

So, in short, Lease CVR Payments = (W-X) – (Y-Z):

In Jounce’s most recent Schedule 14D-9/A, also filed on April 24, 2023, Jounce disclosed that on April 19, 2023, Jounce executed a non-binding agreement in principle with its landlord with respect to the early termination of its lease for its headquarters (the “Early Termination”). Jounce also disclosed that, pursuant to the non-binding agreement in principle, it anticipates the Early Termination could result in a revised remaining lease related obligations of approximately $5,250,000.

So using this information to create an illustrative example, if the revised remaining lease related obligation was to be $5,250,000 (generating $7,350,000 in lease savings) and assuming there was no Company Net Working Capital shortfall, the Lease CVR Payments would be calculated as follows:

Lease CVR Payments	= ($12,600,000 – $5,250,000) – ($110,000,000 – $110,000,000)
= ($7,350,000) – ($0)
= $7,350,000

When $7,350,000 is divided by the anticipated number of CVRs eligible to receive payments under this provision of the CVR (approximately 53,382,533), the amount per CVR comes out to be approximately $0.1377. To expand this same example in order to show the impact of a potential Company Net Working Capital shortfall, then if we assume there was a Company Net Working Capital shortfall of $2,000,000 (because Company Net Working Capital at Closing, not taking into account any lease savings, was $108,000,000 instead of $110,000,000), the aggregate Lease CVR Payments would be approximately $5,350,000, and the amount per CVR would come out to be approximately $0.1002.

In a second illustrative example (to show the Maximum Difference), if the revised remaining lease related obligation was $0 (generating $12,600,000 in lease savings) and the actual Company Net Working Capital was $110,000,000 (resulting in no Company Net Working Capital shortfall), the Lease CVR Payments would be calculated as follows:

Lease CVR Payments	= ($12,600,000 – $0) – ($110,000,000 – $110,000,000)
= ($12,600,000) – ($0)
= $12,600,000

When $12,600,000 is divided by the anticipated number of CVRs eligible to receive payments under this provision of the CVR (approximately 53,382,533), the amount per CVR comes out to be approximately $0.2360.

In response to the Staff’s comment, the Co-Offerors have revised the appropriate sections of the Amended OTP and included similar disclosure in the Supplement to clarify how the Lease CVR Payments under this provision of the CVR are calculated and to provide the above illustrative examples, along with appropriate caveat language to make clear that the Lease CVR Payments as calculated are not assurances that such amounts will be actually achieved.

2.

We reissue comment 10 in our last comment letter dated April 14, 2023. Please provide an in-depth legal analysis regarding whether the CVRs will be an “integral” part of the consideration to be received by Jounce shareholders, addressing that a “Disposition” may include products developed in the future. Also address whether the amount of the CVR payments is dependent on the efforts of others, identifying each component of the CVR payment and explaining how it is, or is not, dependent on the efforts of others. Further, please explain whether the amount of the CVRs represents a relatively small portion of the overall consideration, or if the cash payment represents a “substantial portion” of the consideration.

Response: The Co-Offerors acknowledge the Staff’s comment and addresses each portion of the comment below:

The CVRs will be an “integral” part of the consideration to be received by Jounce stockholders and any amounts paid pursuant to such CVRs will not be contingent upon the operating results of Jounce.

The Co-Offerors submit that the CVRs are an “integral” part of the consideration to be received by Jounce stockholders in that (1) the CVRs represent mandatory payments by Parent upon the occurrence of specified events and (2) the Jounce Board viewed the CVRs as a key component of the Offer put forward by the Co-Offerors, but for which the Jounce Board may not have recommended that the Jounce stockholders accept the Offer. In the event any lease savings are realized or Dispositions are made of any CVR Products, Parent is contractually obligated to make CVR payments. Additionally, the Jounce Board identified the CVR as an important component of the Offer in its decision to withdraw its recommendation that its stockholders approve the proposed business combination with Redx Pharma plc (“Redx”). We note that the proposed business transaction with Redx (the “Redx Transaction”) had a substantially identical CVR (but ultimately inferior as it did not include the bucket for potential lease savings). The Jounce Board instead recommended to stockholders that they tender their shares into the Offer (see page 34 of the Schedule 14D-9 filed on April 6, 2023), where the Board noted that with respect to the CVRs:

(i) the Transactions offer stockholders an opportunity to, within specified parameters, participate in 80% of any monetization event resulting from a Disposition of the Company’s CVR Products, including its technology or product candidates, during the two-year Disposition Period following the Closing and 100% of the potential aggregate value of certain potential cost savings, and (ii) the obligation and financial incentive that Parent has to pursue such transactions during the Disposition Period.

Indeed, the Co-Offerors believed that a compelling offer would require not only the cash consideration, but also a match to the CVR in the Redx Transaction. As the Jounce Board previously recommended the Redx Transaction on the basis of the mix of consideration offered by Redx, including a contingent value right (the “Redx CVR”) similar to the CVR, it is clear that the Jounce Board viewed such a contingent value right as a key driver for its recommendation. Through further negotiations with Jounce, the parties agreed that the CVR should also cover lease savings established during the pre-Closing period in order to expand the potential sources of cash consideration payable under the CVR for the benefit of Jounce stockholders. As a result, the present transaction includes a CVR that is superior to the Redx CVR and an important component of the Jounce Board’s decision to make its recommendation in support of the Offer, but for which the Jounce Board may not have recommended the Offer to the Jounce stockholders and as such represents an integral part of the consideration. Further, the consideration offered by Parent and Purchaser in this transaction mandatorily will consist of CVR payments in the event that any lease savings are realized or Dispositions of any CVR Products take place.

With respect to the Staff’s assertion as to a “Disposition” including products developed in the future, we confirm that pursuant to the CVR Agreement, the Co-Offerors are not obligated to and do not currently contemplate pursue new clinical, manufacturing or enabling work with respect to the CVR Products. The Jounce Board had concluded that the clinical trial results warranted Jounce exploring a strategic alternatives process for the benefit of Jounce stockholders because it did not make sense to continue trying to develop Jounce’s clinical assets (as reported in the Jounce’s 14D-9 filed on April 6, 2023). In the Redx Transaction, the parties negotiated a CVR reflecting the reality that the parties did not consider the existing assets of Jounce as capable of providing a future for the Jounce business. Instead, the parties agreed that Redx would attempt to sell off the Jounce legacy assets and provide 80% of the net proceeds therefrom to the Jounce stockholders. The structure of a Disposition under the CVR is similarly designed to provide a cash return to the extent there are net proceeds achieved from a sale of the Jounce legacy assets. The efforts of Parent following the closing of the Merger will consist of employing Commercially Reasonable Efforts (as defined in the CVR Agreement), which include maintaining the CVR Products (e.g. managing CMC Activities and maintaining Clinical Protocol Compliance (as such terms are defined in the CVR Agreement)) and conducting efforts to effect Dispositions of the existing assets. We note to the Staff that Commercially Reasonable Efforts specifically exclude the pursuit of new clinical, manufacturing or enabling work with respect to the CVR Products; the Co-Offerors have no plans to conduct further research and development activities with respect to the clinical programs or other assets of Jounce.

Further to the above, the Staff has on several occasions taken the view that contractual deferred payments having the same essential characteristics as the CVRs in the present case are an integral part of the consideration offered to stockholders and do not require registration under the Securities Act. See First Boston, Inc. (available December 1988), Slater Development Corp. (available May 1988) and GID/TL, Inc. (available March 1989).

In First Boston, Inc., the deferred payment rights at issue were designed to give stockholders of the target company the opportunity to share in the proceeds of a post-merger sale of the target company (the “First Boston Deferred Rights”). The Staff concluded that it would not recommend any enforcement action if the First Boston Deferred Rights were distributed without registration under the Securities Act or the Exchange Act, because, among other reasons, the First Boston Deferred Rights were an integral part of the consideration to be received by stockholders in the proposed merger because, to the extent the First Boston Deferred Rights had any value, they constituted a mandatory, though deferred, component of the cash consideration to be paid in a merger transaction contingent upon the occurrence of a specific event. In considering the proposed merger agreement, the First Boston stockholders were deciding whether to dispose of their investment in First Boston in exchange for a cash payment in addition to the First Boston Deferred Rights, which were required to be made on the occurrence of certain specified events. This consideration package included a certain cash payment at the closing of the merger transaction in addition to a potential contingent payment with respect to the First Boston Deferred Rights, which could have resulted in no consideration payable or in potentially substantial payments. The First Boston stockholders thus evaluated the full package of consideration offered to them, both the certain closing payment and the uncertain, but contractually mandated, potential contingent future payments, which may or may not have provided substantial value to the First Boston stockholders. The CVRs, like the First Boston Deferred Rights, constitute an integral component of the cash consideration to be paid in a merger transaction contingent upon the occurrence of a specific event, in this case, the consummation of Dispositions generating net proceeds for the benefit of CVR holders. Jounce stockholders, like the stockholders of First Boston, will consider whether to dispose of their shares of Jounce common stock in exchange for both (1) a certain cash payment at Closing and (2) potential uncertain contingent future payments in the form of the CVRs. Both the cash payment and the potential CVR payments represent important factors in the decision by Jounce stockholders as to whether to accept the Offer, and the CVR payments are required to be paid by the terms of the Merger Agreement on the occurrence of certain specified events.

In Slater Development Corp., which involved rights to receive future post-closing payments with respect to certain patent rights and associated litigation (the “Slater Deferred Rights”), the Staff concluded that it would not recommend any enforcement action if the Slater Deferred Rights were distributed without registration under the Securities Act because, among other reasons (1) the Slater Deferred Rights were to be granted to stockholders as an integral part of the consideration for the proposed merger and (2) any amount ultimately paid to the stockholders pursuant to the Slater

Deferred Rights would not depend upon the operating results of the target company. With respect to the first factor regarding how the Slater Deferred Rights were integral, the Slater Deferred Rights were contractually provided for by the proposed merger agreement upon as a component of the merger consideration in exchange for shares of Slater capital stock. This aspect of the merger consideration represented a vehicle for stockholders to share in the benefits of future events when the value provided by such future events became ultimately determinable. With respect to factor 2, the Slater stockholders did not receive the Slater Deferred Rights in a manner similar to a cash investment in ongoing operations. Rather, the Slater Deferred Rights represented the right to share in the benefits of future events unrelated to ongoing operations, in that case the resolution of litigation with respect to intellectual property.

In the present case, the CVR is integral because (1) the Jounce Board identified that it was a key consideration in the decision to reject the Redx Transaction and make a recommendation in favor of the Offer and (2) the CVR payments are contractually mandated by the Merger Agreement, and it will be the obligation of Parent to make such CVR payments upon the occurrence of specified events. The CVR Payments, if any, will come exclusively from (i) lease savings (subject to offset) as a result of a reduction in lease liabilities with Jounce’s landlord(s), in the case of the Lease CVR Payments, or (ii) from Net Proceeds from effecting Dispositions in the case of the Disposition CVR Payments (as defined in the Supplement). Neither depends on the operating results of Jounce as a business. To that point, the Co-Offerors have disclosed in the Amended Tender Offer Materials, that Jounce post-Closing will not be focused on developing product candidates, but instead Parent will use its Commercially Reasonable Efforts to effect Dispositions of Jounce’s legacy business and assets during the Disposition Period that follows Closing.

In GID/TL, Inc., which involved both deferred payments (the “GID Deferred Payment Rights”), the timing of which was dependent upon the achievement of stated net sales targets for certain products and licensing revenues from certain patents, and additional contingent payments based upon sales of certain products, the Staff concluded that it would not recommend any enforcement action if the GID Deferred Payment Rights were distributed without registration under the Securities Act, because, among other reasons: (1) the GID Deferred Payment Rights were an integral part of the consideration to be received by stockholders in the proposed merger, as the acquiror was contractually obligated to make payments with respect to the GID Deferred Payment Rights on the occurrence of and based on the level of future sales and (2) any amount ultimately paid pursuant to the GID Deferred Payment Rights was not contingent upon the operating results of the target company. In the Merger, as in the transaction discussed in GID/TL, the CVRs represent a contractual obligation of Parent to make payments to Jounce stockholders on the occurrence of specified future events and are a primary piece of the consideration mix. With respect to factor 2, we submit that the CVRs are similarly not contingent upon the operating results of Jounce for the reasons discussed above with respect to Slater Development Corp. Furthermore, we do not expect the total amount of CVR payments to constitute a significant portion of the aggregate Merger consideration. Given the economic relatives and disclosures in the Amended Schedule TO, we believe it is clear that the Jounce stockholders are not exchanging their stock primarily to receive the CVRs, but rather the $1.85 cash consideration and an additional right to potential contingent payments in the form of the CVRs, the value of which may be zero.

Several other no-action requests have been granted under facts similar to First Boston, Inc., Slater Development Corp., and GID/TL, Inc. See, e.g., Star Supermarkets, Inc. (available December 1982) and CMC Real Estate Corp. (available March 1987).

In addition, Central Parking Corp., as we discussed in the Co-Offerors’ response to Comment #10 of Letter #1, involved a similarly structured contingent value right. However, unlike the precedents cited above, the parties involved in such transaction did not obtain no-action relief from the Commission before proceeding with the transaction. In Central Parking Corp. there was a contingent sale or lease of buildings and parking structures owned by the target company, which were no longer needed for the purposes of the offeror’s future plans, on a post-closing basis that could give rise to a potential distribution of additional funds to the target company stockholders under a contingent consideration arrangement. Here, the Co-Offerors are proposing to dispose of certain of Jounce’s existing assets in conjunction with their plans to discontinue further development of assets and wind-down the company. Thus the transactions in both Central Parking Corp. and the Offer both involve the distribution of post-closing proceeds that are not contingent upon the operating results of the target company or Co-Offerors but rather are contingent upon future event(s) outside the control or certainty of such parties; that is, post-closing proceeds (if any) that may become payable with respect to the CVRs are contingent on future events (i.e., willing buyers who engage and ultimately decide to purchase the assets in question). Accordingly, the CVRs should not be treated in a materially different manner.

In summary, we submit that in addition to our previous analysis submitted with respect to the Co-Offerors’ response to Comment #10 of Letter #1, (1) the CVRs represent contingent payment rights that are an integral part of the consideration to be received by stockholders in the proposed Merger, as the Jounce Board considered the CVRs to be a key factor in determining to recommend that stockholders accept the Offer and CVR payments are contractually mandated to be paid by Parent upon the occurrence of certain specified events, and (2) any amount ultimately paid pursuant to the CVRs are not contingent upon the operating results of any of the parties to the transaction. We note that the Staff has almost universally applied same essential characteristics in no-action letters with respect to contingent payment rights as shown in the cases outlined above and in the examples cited in our response to Comment #10 of Letter #1. Based on the foregoing, we respectfully submit that the CVRs should not be considered “securities” within the meaning of the Securities Act and the offer of CVRs do not give rise to a registerable event under the Securities Act.

The amount of the CVR payments is not dependent on the efforts of others.

With respect to the Lease CVR Payments (as defined in the Supplement) component of the CVR described on page 2 of our Supplement, the only efforts remaining are (1) Jounce’s ongoing efforts, subject to negotiations with its landlord, to address existing leases in order to secure and maximize lease savings and (2) Jounce’s efforts to prevent a Company Net Working Capital shortfall, which would offset any lease savings on Closing pursuant to the CVR Agreement.

With respect to the Disposition CVR Payments, Parent has contractually agreed to use Commercially Reasonable Efforts to effect the Dispositions of CVR Products.

For the sake of clarity, CVR payments are not contingent upon efforts of others in building a business or developing assets of the business, but instead are only dependent on the potential to achieve lease savings during the Pre-Closing Period and Dispositions during the Disposition Period, which efforts are established as Commercially Reasonable Efforts as set forth in the CVR Agreement.

The Co-Offerors do not believe the total amounts paid under the CVRs (including the potential Disposition CVR Payments) constitute a substantial portion of the overall consideration.

As explained in the Co-Offerors’ response to Comment #4 below, it is not feasible to provide an estimate or range of value that the Co-Offerors expect to be paid out pursuant to the CVRs. With respect to Lease CVR Payments, even the payment of approximately $0.2360 per CVR in the event the Maximum Difference is achieved would constitute only a relatively small portion of the overall consideration. As to the total potential amounts to be paid out under the CVRs, the Co-Offerors do not believe such amounts would constitute a substantial portion of the overall consideration. As support for that belief, the Co-Offerors note that Jounce has actively attempted to sell the company and its assets by running a strategic process, including the proposed Redx Transaction and upon negotiation of the Offer, was willing to reject the Redx Transaction, which included a substantially identical CVR structure other than the lack of Lease CVR Payments, and recommend to its stockholders the Merger and for Jounce stockholders to tender into the Offer. As detailed in Jounce’s Schedule 14D-9, the advantage of the Offer is that it provides Jounce stockholders with a substantial value of the consideration up-front through the $1.85 per Share cash payment, but also preserves a right to receive additional consideration if the Co-Offerors, post-Closing, are able to effect Dispositions. However, any estimate of total amounts paid under the CVRs would be mere conjecture and potentially misleading to stockholders. In addition, we have noted in the disclosure that stockholders may not receive any additional payments under the terms of the CVRs and that the only payments that they are assured of receiving would be the $1.85 per Share cash component of the Offer consideration.

In conclusion, the Co-Offerors respectfully submit that the CVRs in the Offer have the same five essential characteristics the Staff has identified in the cited no-action letters as well as the additional characteristic identified in some of the cited no-action letters:

(1) the CVRs represent contingent payment rights that are an integral part of the consideration to be received by stockholders in the proposed Merger, as the Jounce Board considered the CVRs to be a key factor in determining to recommend that stockholders accept the Offer and CVR payments are contractually mandated to be paid by Parent upon the occurrence of certain specified events;

(2) The CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Parent, Jounce or Purchaser. See Summary Term Sheet of the Offer to Purchase;

(3) The CVRs will not bear any stated interest. See Summary Term Sheet of the Offer to Purchase;

(4) The CVRs will be non-transferable except: (i) upon death of the holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary), in each case as allowable by the Depository Trust Company; or (v) to Parent without consideration. See Summary Term Sheet of the Offer to Purchase;

(5) The CVRs will not be evidenced by any certificate or other instrument. See Item 3 of the Offer to Purchase; and

(6) Any amounts ultimately paid pursuant to the CVRs are not contingent upon the operating results of any of the parties to the transaction.

Based on the foregoing, the Co-Offerors respectfully submit the CVRs offered to Jounce stockholders fall squarely within the long line of no-action letters issued by the Staff on this topic, and thus, are not “securities” within the meaning of Section 2(a)(1) of the Securities Act. Therefore, the offer of CVRs does not give rise to a registerable event under Section 5 of the Securities Act.

3.	See our last comment above regarding the potential value to be received by holders of CVRs. Prominently disclose in the supplemental offer materials that:

•	Shareholders may not receive any additional payments under the terms of the CVRs, and the tendering holders can only be assured of receiving the cash component of the Offer consideration; and

•

The market price of the Shares as of the close of trading on April 21, 2023 was $1.91, and the cash consideration in the Offer is $1.85 in cash per Share. See Exchange Act Release No. 43069 (July 24, 2000).

Response: The Co-Offerors acknowledge the Staff’s comment and have revised the Amended Tender Offer Materials, on page 2 of the Amended OTP and in the Supplement as requested. Specifically, the disclosure has been revised to more prominently position (and bold) disclosure as to the risk that shareholders may not receive any additional payments under the terms of the CVRs and that the only payments that they are assured of receiving would be the $1.85 per Share cash component of the Offer consideration.

We respectfully note to the Staff that the $1.85 per share cash consideration was at a “substantial premium” (as described on page 33 of Jounce’s Schedule 14D-9) of approximately 75% above Jounce’s closing stock price immediately prior to public disclosure of the proposed Offer. However, the Co-Offerors have added disclosure of the April 21, 2023 closing price of Jounce’s common stock so that Jounce stockholders see an example where the risk of non-payment under the CVR could result in the Jounce stockholder receiving less in the Offer than if they were able to sell their shares on the open market at a price above the $1.85 cash consideration.

4.

Provide a range or estimated value of the payments that may be received under the CVRs, or any portion of the various components that make up that value. Where such disclosure is included, it should be caveated with the qualifying language referenced in our last comment above.

Response: The Co-Offerors acknowledge the Staff’s comment, and respectfully resubmit (see response to Comment #1 of Letter #1) that while they can, and have, provided disclosure as to potential Lease CVR Payments (see response to Comment #1 above), the Co-Offerors cannot reasonably provide a reliable range for the Disposition CVR Payments or an estimation of value of the underlying Jounce assets. Absent providing a meaningless broad range, which would not be helpful to Jounce stockholders in making a decision to tender, any attempt to define a maximum point of a range would likely be misleading, as there are no assurances whatsoever that the Jounce assets can be sold. The Co-Offerors do not know if there is a buyer for Jounce’s assets, nor can they predict the nature, timing or structure of any such Disposition. The Co-Offerors have revised the Amended Tender Offer Materials to clearly explain that the CVR Proceeds with respect to the Disposition CVR Payments component cannot be estimated and, in conjunction with the Co-Offerors response to Comment #3 above, more prominently disclose that the CVR may not result in any payments to the Jounce stockholders. See also the Co-Offerors responses to Comment #6 below, noting that disclosure has been added to the Amended Tender Offer Materials to disclose that in connection with the Offer, the Co-Offerors did not receive information specific to the value of the Jounce assets subject to the CVR, nor did they conduct their own valuation analysis or engage an independent firm to provide a valuation. Accordingly, the Co-Offerors respectfully submit that the disclosure as to the CVRs is sufficient to inform Jounce stockholders with respect to their making a decision to tender their shares into the Offer and any “guesstimate” of the potential proceeds from Dispositions would be misleading to Jounce stockholders.

Furthermore, we submit that there have been numerous public merger transactions involving the distribution of contingent value rights that have proceeded without any range or estimate for the value of such rights included in offer materials. See Mereo BioPharma Group plc’s acquisition of OncoMed Pharmaceuticals (as reported in OncoMed Pharmaceutical, Inc.’s Proxy Statement on Schedule 14A filed on March 20, 2019), ACF Industries Holding Corp.’s acquisition of XO Holdings, Inc. (as reported in XO Holdings, Inc.’s Definitive Information Statement on Schedule 14C filed on July 26, 2011), Aerpio Pharmaceuticals, Inc.’s acquisition of Aadi Bioscience, Inc. (as reported in Aerpio Pharmaceuticals, Inc.’s Proxy Statement on Schedule 14A filed on July 8, 2021), Gemini Therapeutics, Inc.’s acquisition of Disc Medicine, Inc. (as reported in Disc Medicine, Inc.’s Current Report on Form 8-K filed on August 10, 2022), and Domtar Corporation’s acquisition of Resolute Forest Products Inc. (as reported in Resolute Forest Product Inc.’s on Proxy Statement on Schedule 14A filed on September 20, 2022).

5.

We reissue comment 12 in our last comment letter dated April 14, 2023. In particular, we note that TCM, TCP and Mr. Tang share beneficial ownership of 5,300,087 Shares, as disclosed in their amended Schedule 13D filed on April 7, 2023. If you add any additional filers, please revise the Offer to Purchase as necessary to provide all of the disclosure as to each individually that is not already included in that disclosure document and ensure that each new filer signs the Schedule TO.

Response: In response to the Staff’s comment, the Amended Tender Offer Materials have been revised to include TCM as a Co-Offeror, in its role as the sole manager of Parent and the general partner of TCP.

6.

We note your representation that the bidders did not receive forecasts or projections from the Company, including non-public information relating to the value of the CVRs or the assets underlying them. Please so state in the revised offer materials. Alternatively, if the bidders received such information, please disclose the information in the offer materials.

Response: In response to the Staff’s Comment, the Co-Offerors have revised the Amended Tender Offer Materials to disclose that in connection with the preparation of the Offer, none of the Co-Offerors (i) conducted a valuation of Jounce assets subject to potential Dispositions under the CVR, (ii) engaged an independent valuation firm to conduct an analysis of the potential value of those assets, or (iii) received any material non-public information assessing the value of the Jounce assets to be covered by the CVRs. The Co-Offerors note the responses to the Staff’s Letter #1 as to the nature of the Co-Offerors having “stepped into” the structure of the CVR as negotiated between Jounce and the prior acquiror (Redx), and noting that the only financial projection/forecast information received from Jounce related to the anticipated cash balance of Jounce as of the predicted closing date of the Merger. As noted in the Co-Offerors responses in Comments #3 and #4 above, the Co-Offerors have revised the disclosures in the Amended Tender Offer Materials to make clear the Co-Offerors cannot provide an estimated range of return under the Disposition CVR Payments component and that there is risk that the CVRs could generate no cash payments to Jounce stockholders.

* * * * *

We respectfully submit that the Co-Offerors have sufficiently responded to the Staff’s Comments, hence the Co-Offerors decision to proceed to file the Amended Tender Offer Materials and to disseminate the Supplement to Jounce stockholders so that they will have adequate time to receive, review and digest the new information ahead of the May 3, 2023 Expiration Date of the Offer. However, if you have any further questions or comments, or if you require any additional information, please do not hesitate to contact James Moloney or Rob Phillips of Gibson, Dunn & Crutcher LLP, by telephone at (949) 451-4343 or (415) 393-8239, respectively. Thank you for your assistance.

Very truly yours,

By:	/s/ James Moloney
James Moloney

Via E-mail:

cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP

Robert Phillips, Gibson, Dunn & Crutcher LLP